HEXO Corp reports third quarter 2019 financial results

Key highlights of third quarter of 2019 fiscal year

  HEXO remains on-track ramping up to $400 million net revenue in fiscal 2020 and to double net revenue in Q4 fiscal 2019
  Entered a syndicated credit facility with CIBC and BMO for up to $65 million available credit to fund continuing expansion and innovation initiatives.
  9,804 kg of dried cannabis produced, an increase of 98% over the previous quarter
  2,904 kg of gram and gram equivalents sold, an increase of 8% quarter over quarter
  Headcount more than doubled from 364 to 822
  Completed first harvests in new 1,000,000 sq. ft. expansion as HEXO continues ramping up to annual production capacity of 150,000 kg of dried cannabis
  Secured 60,000 kg of hemp to be supplied for CBD extraction purposes in preparation for upcoming edibles market and HEXO launch in eight American states in 2020

Subsequent to quarter end:

  Closing of the Newstrike Brands Ltd ("Newstrike") acquisition on May 24, 2019, which resulted in the following:
    Acquired all issued and outstanding common shares of Newstrike
    Increased footprint to approximately 1.8 million sq. ft. of production space and 638,000 sq. ft. of manufacturing and distribution space
    Increased total estimated annual production capacity to 150,000 kg of dried cannabis, once fully operational
  Appointment of two experienced executives: Michael Monahan as Chief Financial Officer and Donald Courtney as Chief Operating Officer
  Entered into a supply agreement for 200,000 kg of hemp to be supplied during fiscal 2020 for CBD extraction purposes
  Established HEXO USA Inc.

GATINEAU, Quebec, June 12, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (TSX:HEXO; NYSE-A:HEXO) (the "Company") is reporting its financial results for the third quarter of the 2019 fiscal year.

"The past five years have seen the cannabis industry landscape, and our company, evolve significantly," said HEXO CEO and co-founder Sebastien St-Louis. "This evolution continues at a staggering pace, as HEXO ramps up production effort and significantly increases its inventory, further contributing to our capacity to meet the demand and to reach our sales and revenue targets. Our Innovation, Development and Engineering team has grown significantly ahead of the legalization of edibles and now includes 25 professionals with PhDs and extensive experience in major consumer packaged goods companies

"This quarter saw HEXO remain on-track as it continues ramping up to $400 million in revenue in fiscal 2020, including completing the first harvest in our 1 million sq. ft. Expansion and preparing to fund our ongoing expansion projects and innovation initiatives by entering a $65 million syndicated credit facility."

Subsequent to quarter end, HEXO bolstered its senior management team through the appointment of Michael Monahan as Chief Financial Officer and Donald Courtney as Chief Operating Officer. HEXO continues to drive value through its management team, with experience across a variety of industries, guiding and supporting the Company.

HEXO most recently announced the closing of the agreement to acquire Newstrike. The acquisition will provide HEXO Corp capacity to produce approximately 150,000 kg of high-quality cannabis annually with access to four additional production campuses. It also provides the Company diversified domestic market penetration with combined distribution agreements in eight provinces. The combined entity is estimated to realize millions in annual synergies, allowing HEXO to operate more efficiently with a continued commitment to excellence.

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The management's discussion and analysis for the period and the accompanying financial statements and notes are available under the Company's profile on SEDAR at www.sedar.com and on its website at www.hexocorp.com.

Operational and Financial Highlights
KEY FINANCIAL PERFORMANCE INDICATORS
Summary of results for the three and nine months period ended April 30, 2019 and April 30, 2018:

	For the three months ended		For the nine months ended
Income Statement Snapshot	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
	$	$	$	$
Gross cannabis revenue	15,930	1,240	38,739	3,523
Excise taxes	(2,974)	–	(6,792)	–
Net revenue from sale of goods	12,956	1,240	31,947	3,523
Ancillary revenue	61	–	170	–
Gross margin before fair value adjustments	6,440	761	16,212	2,130
Gross margin	21,832	2,666	40,674	5,881
Operating expenses	24,056	5,319	64,580	13,654
Loss from operations	(2,224)	(2,653)	(23,906)	(7,773)
Other income/(expenses)	(5,527)	682	(979)	(5,068)
Net loss	(7,751)	(1,971)	(24,885)	(12,841)

For the three months ended
Operational Results	April 30, 2019	January 31, 2019	October 31, 2018
Avg. gross selling price of adult-use dried gram & gram equivalents	$5.29	$5.83	$5.45
Kilograms sold of adult-use dried gram & gram equivalents	2,759	2,537	952
Avg. gross selling price of medical dried gram & gram equivalents	$9.11	$9.15	$9.12
Kilograms sold of medical dried gram & gram equivalents	145	152	158
Total kilograms produced of dried gram equivalents	9,804	4,938	3,550

Q3 PERIOD HIGHLIGHTS

•	Total gross revenue in the quarter increased in excess of 11.84x to $15,930 as compared to the same quarter of fiscal 2018.

•	Gross adult-use revenue in the three months ended April 30, 2019, exceeded total revenues fiscal 2018 by $9,673 or 196%.

•	Flower and other dry products represented 84% of the quarter’s gross adult-use sales, with oil sales representing the balance of 16%.

•	New in the fiscal year are ancillary revenues associated the Company’s management agreement held with a supplier. This contributed $61 to of net revenue in the quarter.

•

The loss from operations decreased 68% quarter over quarter as a result of the increased fair market value adjustment on biological assets reflecting the increased scale of operations and additional plants onboarded due to the licensing of the 1 million sq. ft. B9 greenhouse.

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OPERATIONAL HIGHLIGHTS

•	Adult-use grams and gram equivalents sold increased 9% to 2,759 kg from the previous quarter as the Company continues to deliver on its existing supply agreements.

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During the quarter ended April 30, 2019, the Company produced approximately 9,804 kg of dried cannabis, a 98% increase from the previous quarter. This is attributable to higher yields in the 250,000 sq. ft. B6 facility as well as the first harvests of the 1 million sq. ft. B9 greenhouse also realized during the quarter.

•	The Company continues ramping up towards its 108,000 kg of annual full production capacity. Economies of scale and production efficiencies continue to be worked towards to reach this capacity.

ORGANIZATIONAL GROWTH

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As a direct result of the increased operations and staffing requirements of the now several cultivation and production facilities, the Company experienced tremendous growth over the past quarter. In order to satisfy the needs of our 1 million sq. ft. B9 facility and 579,000 sq. ft. Centre of Excellence, along with boosting our administration, R&D and other operations our headcount rose by 120% to 822 employees as at April 30, 2019 from the previous quarter’s headcount of 374 on January 31, 2019. This represents an increase of 685 employees or x5 from the headcount as at April 30, 2018.

•	On May 24, 2019, through the Newstrike acquisition, HEXO acquired an additional 250 employee backed skilled workforce.

FACILITY EXPANSION

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In April 2019, we realized the first harvests of the newly completed and licensed B9 1 million sq. ft. greenhouse at the Gatineau campus. This goal was met on time and on budget. This achievement was important step as the Company continues ramping up to an annual combined with Newstrike production capacity of 150,000 kg of dried cannabis and prepares for the legalization of edibles and concentrate cannabis derivatives expected in the fall of 2019.

FINANCIAL POSITION

•	As at April 30, 2019, the Company held cash, cash equivalents and short-term investments of $173,604 and working capital of $219,120.

•

The Company obtained a $65mm credit facility jointly held with CIBC and BMO, two of Canada’s premier financial institutions. This consists of $50mm available term credit and a $15mm revolving line of credit which will be used in part to finance the continuing expansion of the Gatineau campus as well as the leasehold improvements at the Belleville transformation centre without diluting the shareholders of HEXO.

Summary of Results
Revenue

	Q3 ’19	Q2 ’19	Q1 ’19	Q4 ’18	Q3 ’18
ADULT-USE
Adult-use cannabis gross revenue[1]	$14,607	$14,792	$5,194	$–	$–
Adult-use excise taxes	(2,741)	(2,587)	(970)	–	–
Adult-use cannabis net revenue	11,866	12,205	4,224	–	–
Dried grams and gram equivalents sold (kg)	2,759	2,537	952	–	–
Adult-use gross revenue/gram equivalent	$5.29	$5.83	$5.45	$–	$–
Adult-use net revenue/gram equivalent	$4.30	$4.81	$4.44	$–	$–
MEDICAL
Medical cannabis revenue[1]	$1,323	$1,387	$1,436	$1,410	$1,240
Medical cannabis excise taxes	(233)	(216)	(44)	–	–
Medical cannabis net revenue	1,090	1,171	1,392	1,410	1,240
Dried grams and gram equivalents sold	145	152	158	152	134
Medical gross revenue/gram equivalent	$9.11	$9.15	$9.12	$9.26	$9.24
Medical net revenue/gram equivalent	$7.52	$7.73	$8.84	$–	$–

Ancillary revenue[2]	$61	$62	$47	$–	$–
Total net sales	$13,017	$13,438	$5,663	$1,410	$1,240

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1 Gross adult-use and medical cannabis revenues represent sales under the normal course of business and are exclusive of excise taxes.
2 Revenue outside of the primary operations of the Company.

Total net revenue in the third quarter of fiscal 2019 increased to $13,017 from $1,240 in the same period of fiscal 2018. The main contributor is the addition of adult-use sales in which the Company is realizing in its first fiscal year of legalization in Canada. Adult-use sales in the quarter accounted for 91% of total revenue. Non-cannabis ancillary sales which began in the first quarter of fiscal 2019 remained consistent at $61 from $62 in the previous quarter. This revenue is derived from a management agreement held by the Company with arms-length partners.

ADULT-USE SALES

As communicated in the previous quarter’s management discussion and analysis the current quarters adult-use gross sales stayed relatively flat totaling $14,607 in the three months ended April 30, 2019. This represents a slight decrease of 1% as compared to the prior quarter. Third quarter gross sales increased by $13,367 relative to the same period of fiscal 2018, (which included medical sales only during that period) or an increase of 1,078%. This is a result of the Company’s additional production capacity still in the ramp up stage as the new 1 million sq. ft. greenhouse realized its first harvest in April 2019.

The Company’s adult-use gross sales for the nine months period ended April 30, 2019 totaled $34,593, an increase of $31,070 as compared to the nine months period ended April 30, 2018 total sales of $3,523. The increase is due to fiscal 2018 containing medical sales only.

Sales volume in the third quarter of 2019 increased 9% to 2,759 kg from 2,537 kg equivalents sold in the second quarter of fiscal 2019 and increased 190% from 952 kg in the first quarter of fiscal 2019. Dried flower and milled products represented 84% of gram equivalents sold during the period, a 6% increase from the second quarter of fiscal 2019 and oil product sales comprising the balance of the quantity sold.

Gross adult-use revenue per gram equivalent decreased to $5.29 from $5.83 reflective of lower revenue and higher gram and gram equivalents sold. This is reflective of increased dry flower sales in the sales product mix during the quarter which command lower market sales prices per gram. The adult-use net revenue per gram equivalent decreased to $4.30 from $4.81 in the previous quarter reflecting the consistent approximate ($1.00) impact to revenue per gram due to excise taxes. In future periods as the sales mix shifts towards oil and other value-added products from lower valued dry flower products the impact of these excise taxes on revenue per gram is expected to decrease.

During the period, 91% of all adult-use sales were realized through the SQDC with the remaining 9% derived in Ontario and British Columbia via the OCS and BCLDB.

As the Company begins realizing sales from its first harvests of from its B9 greenhouse in the fourth quarter of fiscal 2019 net revenues are expected to approximately double those of the current quarter.

MEDICAL SALES

Gross medical revenue in the three months ended April 30, 2019 increased 7% to $1,323 compared to $1,240 in the same period in fiscal 2018. Grams and gram equivalents sold increased marginally to 145 kg from 134 kg in the third quarter of 2018. The higher revenue was driven by higher oil sales which command a higher revenue per gram equivalent when compared to dried gram sales. Compared to the prior quarter, the sequential revenue decreased by 5% from $1,387, reflecting lower oil sales as well an oil product mix sold of a lower average value per gram equivalent.

The Company realized $4,146 of gross medical sales during the nine months period ended April 30, 2019 which is an increase of 18% from the $3,523 of gross medical sales during the comparative nine months ended April 30, 2018. This increase is due to those reasons as stated above.

Net medical revenues decreased during the quarter by 7% to $1,090 as compared to the second quarter of fiscal 2019 due to the overall decrease in medical sales during the period.

Sales volume increased 8% to 145 kg when compared to 134 kg in the same prior year period. Gross revenue per gram and gram equivalent decreased to $9.11 as compared to $9.24 the same prior year period and $9.15 from the prior quarter. This is a direct result of the increase in our oil-based products sales as the product mix purchased by customers continues to shift towards smoke-free alternatives.

Cost of Sales, Excise Taxes and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock based compensation and overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

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	For the three months ended		For the nine months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Excise taxes	$2,974	$–	$6,792	$–
Cost of sales	6,577	479	15,905	1,393
Fair value adjustment on sale of inventory	4,665	572	9,072	2,419
Fair value adjustment on biological assets	(20,057)	(2,477)	(33,534)	(6,169)
Total fair value adjustment	$(15,392)	$(1,905)	$(24,462)	$(3,750)

Cost of sales for the quarter ended April 30, 2019 were $6,577, compared to $479 for the same quarter ended in fiscal 2018. The increase in cost of sales is the result of increased sales volumes due to the legalized adult-use market not present in the comparative period. Also, increases to transformation costs were incurred as oil and other value-added products production mix has increased from the third quarter of fiscal 2018.

For the nine months period ended April 30, 2019, cost of sales increased to $15,905 from $1,393 from the comparable period of fiscal 2018 for the reasons as noted above.

Fair value adjustment on the sale of inventory for the third quarter ended April 30, 2019 was $4,665 compared to $572 for the same quarter ended April 30, 2018. This variance is due to increased sales volume of inventory sold when compared to the same quarter in fiscal year 2018. Which was offset by the introduction of the adult-use market which commands a lower fair value per gram when compared to the exclusively medical market-based sales in the three months ended April 30, 2018.

Fair value adjustment on biological assets for the current quarter was ($20,057) compared to ($2,477) for the same quarter ended in fiscal 2018. This variance is due to the increase in the total number of plants on hand as well as increased yields when compared to the comparative period. The increase in plants is due to the fully licensed 250,000 sq. ft. greenhouse which began harvests in Q1 of fiscal 2019 as well as the activation of the 1 million sq. ft. greenhouse during the quarter. This results in significantly increased expected gram yields in the quarter and increased production costs of operating newly in-use facilities. The increase in scale and total plants on hand is the result of meeting the demand of the adult-use market.

For the nine months ended, the fair value adjustments on the sale of inventory and biological assets increased to $9,072 and ($33,534) respectively from $2,419 and ($6,169) respectively in the comparative period of fiscal 2018 for those reasons as noted above.

New in fiscal 2019 are excise taxes associated with the new adult-use revenues and medical sales incurred after October 17, 2018. These taxes totaled $2,974 an increase of 6% from the prior quarter which is contestant with trend of the increase to underlying sales quantities. This was offset by the decrease in total gross sales for the quarter based on the product mix consisting of a higher balance of lower valued dried flower sales. This reduced gross margin before fair value adjustments by approximately 9% during the quarter which is consistent with the sequential quarter. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Operating Expenses

	For the three months ended		For the nine months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
General and administration	$10,495	$2,028	$23,572	$5,074
Marketing and promotion	5,122	2,102	21,671	4,528
Stock-based compensation	8,162	783	17,811	3,064
Depreciation of property, plant and equipment	140	163	1,166	475
Amortization of intangible assets	137	243	360	513
Total	$24,056	$5,319	$64,580	$13,654

Operating expenses include general and administrative expenses, inclusive of research and development, marketing and promotion, stock-based compensation, and amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, general corporate communications expenses, and research and development costs. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $10,495 in the third quarter of fiscal 2019, compared to $2,028 for the same period in fiscal 2018. This increase reflects the general growing scale of our operations, including an increase in general, finance and administrative staff for an increase of $2,965. New rental space in our Belleville location resulted in an increase of $794 which was obtained to house product processing and transformation as well as the administration department of the Belleville location. Total professional, listing and legal expenses increased by $900, as a result of additional corporate development initiatives and the increased financial reporting and control-based regulatory requirements accompanying public status on the TSX and NYSE-A. Increased insurances pertaining to commercial property and directors and officers increased $1,836 due to increased property, plant and equipment balances and the listing on the NYSE-A.

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Total general and administrative expenses for nine months ended April 30, 2019 increased to $23,572 from $5,074 in the same period of fiscal 2018 due to the general growth of the operational scale of the corporation for the same reasons as outlined above.

The Company is anticipating general and administrative expenses to increase in the next quarter as the Company completes and operationalizes its current expansion projects over the remaining quarter of the fiscal year. Research and development expenses are expected to significantly increase in the final quarter of fiscal 2019 and subsequently, significantly escalate in fiscal 2020 as the Company executes its innovation initiatives.

MARKETING AND PROMOTION

Marketing and promotion expenses increased to $5,122 in the third quarter, compared to $2,102 for the same period in fiscal 2018. This reflects the implementation of our adult-use marketing and promotional events undertaken in the quarter as we build brand recognition and establish HEXO in the adult-use cannabis market. This is inclusive of higher staff and travel-related expenses, printing and promotional materials as well as advertisement costs. Quarter over quarter total marketing and promotion expenses increased modestly 6% from $4,839 due to an additional advertising campaign and branding efforts incurred during the period.

Total marketing and promotion expenses for the nine months period ended April 30, 2019 significantly increased to $21,671 from $4,528 as compared to the same period of fiscal 2018. This significant increase reflects the Company’s marketing and branding campaign which was primarily realized in the first quarter of fiscal 2019 as we prepared for the launch of the adult-use brand HEXO into the legalized Canadian market.

The Company expects marketing and promotion expenses to trend with revenues in the final quarter of the fiscal year.

STOCK-BASED COMPENSATION

Stock-based compensation increased by to $8,162 when compared to $783 for the same period in fiscal 2018. The increase is a function of the increased number of outstanding stock options which is a direct correlation to the increased headcount of the Company. Underlying market prices of those options granted subsequent the third quarter of fiscal 2018 were significantly higher, resulting in an increase to the expensed value on a per stock option basis during the period.

Total stock-based compensation for the nine months ended April 30, 2019 increased to $17,811 from $3,064 as compared to the same period of fiscal 2018 for those reasons as outlined above.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment decreased slightly to $140 in the quarter, compared with $163 for the same period in fiscal 2018. The decrease is due to the capitalization of production equipment and building amortization in the period.

Total amortization of property, plant and equipment for the nine months ended April 30, 2019 increased to $1,166 from $475 as compared to the same period of fiscal 2018 as the direct result of the Company’s newly built greenhouses and acquired cultivation equipment. Additionally, increases to cultivation and production equipment were incurred in order to support the larger production demands and scalability of the Company.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets decreased to $137 in the quarter, compared with $243 for the same period in fiscal 2018. The decrease is the result of the implementation of an inactive new ERP system which was only put into use during the period ended April 30, 2019. This system is replacing certain fully amortized software programs.

Total amortization of intangible assets for the nine months ended April 30, 2019 decreased to $360 from $513 as compared to the same period of fiscal 2018 for those reasons as outlined above.

Loss from Operations

Loss from operations for the third quarter was ($2,224), compared to ($2,653) for the same period in fiscal 2018. The increased operating expenses due to the expanding scale of operations were offset by higher revenues and increased biological fair value adjustments as our production capacity continues to increase.

Other Income/Expenses

Other income/(expense) was ($5,527) for the three months ended April 30, 2019 compared to $682 in the same period of fiscal 2018. Revaluation of financial instruments of ($1,121) in the latest quarter reflects the revaluation of an embedded derivative related to USD denominated warrants issued in the prior year. Additionally, we had an unrealized fair value loss on convertible note receivable of ($4,117) as well as an unrealized loss on a long term investment of ($277). Interest income of $1,242 was realized for the three months ended April 30, 2019 reflective of the interest generated from the increased cash holdings and the interest accrued on the convertible debentures and promissory note which was settled on April 30, 2019.

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Total other income/(expense) was ($979) for the nine months ended April 30, 2019 compared to ($5,068) of the same period of fiscal 2018. The increase is primarily due to the $1,862 unrealized gain on the convertible debenture which was issued in the first quarter of fiscal 2019. The loss due to revaluation of the financial instruments decreased $645 when compared to the nine months ended April 30, 2018 due to a decrease in the remaining number of underlying warrants. Interest income increased $1,350 due to increased cash holdings, convertible note interest and interest earned on a public security investment.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

Jennifer Smith

1-866-438-8429

invest@HEXO.com

www.hexocorp.com

Media Relations:

Caroline Milliard

(819) 317-0526

media@hexo.com

Director

Adam Miron

819-639-5498

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